SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Neutral Tandem, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

64128B108

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[   ]

Rule 13d-1(c)

[X]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 14 Pages

Exhibit Index Contained on Page 13

CUSIP NO. 64128B108	13 G	Page 2 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM III, L.P. (“DCMIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
655,536 ordinary common shares (“shares”), except that DCM Investment Management III, LLC (“GPIII), the general partner of DCMIII, may be deemed to have sole power to vote these shares, and K. David Chao (“Chao”), Dixon R. Doll (“Doll”), and Peter W. Moran (“Moran”), the managing members of GPIII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
655,536 shares, except that GPIII, the general partner of DCMIII, may be deemed to have sole power to dispose of these shares, and Chao, Doll and Moran, the managing members of GPIII may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 655,536
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 64128B108	13 G	Page 3 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM III-A, L.P. (“DCMIII-A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
17,369 shares, except that GPIII, the general partner of DCMIII-A, may be deemed to have sole power to vote these shares, and Chao, Doll and Moran, the managing members of GPIII may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
17,369 shares, except that GPIII, the general partner of DCMIII-A, may be deemed to have sole power to dispose of these shares, and Chao, Doll and Moran, the managing members of GPIII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,369
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 .1%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 64128B108	13 G	Page 4 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Affiliates Fund III, L.P. (“Aff III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
32,028 shares, except that GPIII, the general partner of Aff III, may be deemed to have sole power to vote these shares, and Chao, Doll and Moran, the managing members of GPIII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
32,028 shares, except that GPIII, the general partner of Aff III, may be deemed to have sole power to dispose of these shares, and Chao, Doll and Moran, the managing members of GPIII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,028
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 .1%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 64128B108	13 G	Page 5 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Investment Management III, LLC (“GPIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
704,933 shares, of which 655,536 are directly owned by DCMIII, 17,369 are directly owned by DCMIII-A and 32,028 are directly owned by Aff III.  GPIII, the general partner of DCMIII, DCMIII-A and Aff III, may be deemed to have sole power to vote these shares, and Chao, Doll and Moran, the managing members of GPIII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
704,933 shares, of which 655,536 are directly owned by DCMIII, 17,369 are directly owned by DCMIII-A and 32,028 are directly owned by Aff III.  GPIII, the general partner of DCMIII, DCMIII-A and Aff III, may be deemed to have sole power to dispose of these shares, and Chao, Doll and Moran, the managing members of GPIII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 704,933
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.2%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 64128B108	13 G	Page 6 of 14

1	NAME OF REPORTING PERSON K. David Chao (“Chao”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japanese Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER
704,933 shares, of which 655,536 are directly owned by DCMIII, 17,369 are directly owned by DCMIII-A and 32,028 are directly owned by Aff III.  Chao is a managing member of GPIII, the general partner of DCMIII, DCMIII-A and Aff III, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER
704,933 shares, of which 655,536 are directly owned by DCMIII, 17,369 are directly owned by DCMIII-A and 32,028 are directly owned by Aff III.  Chao is a managing member of GPIII, the general partner of DCMIII, DCMIII-A and Aff III, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 704,933
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 64128B108	13 G	Page 7 of 14

1	NAME OF REPORTING PERSON Dixon R. Doll (“Doll”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 192,930 shares.
6

SHARED VOTING POWER
704,933 shares, of which 655,536 are directly owned by DCMIII, 17,369 are directly owned by DCMIII-A and 32,028 are directly owned by Aff III.  Doll is a managing member of GPIII, the general partner of DCMIII, DCMIII-A and Aff III, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 192,930 shares.
8

SHARED DISPOSITIVE POWER
704,933 shares, of which 655,536 are directly owned by DCMIII, 17,369 are directly owned by DCMIII-A and 32,028 are directly owned by Aff III.  Doll is a managing member of GPIII, the general partner of DCMIII, DCMIII-A and Aff III, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 897,863
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.8%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 64128B108	13 G	Page 8 of 14

1	NAME OF REPORTING PERSON Peter W. Moran (“Moran”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER
704,933 shares, of which 655,536 are directly owned by DCMIII, 17,369 are directly owned by DCMIII-A and 32,028 are directly owned by Aff III.  Moran is a managing member of GPIII, the general partner of DCMIII, DCMIII-A and Aff III, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER
704,933 shares, of which 655,536 are directly owned by DCMIII, 17,369 are directly owned by DCMIII-A and 32,028 are directly owned by Aff III.  Moran is a managing member of GPIII, the general partner of DCMIII, DCMIII-A and Aff III, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 704,933
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 64128B108	13 G	Page 9 of 14

This Amendment No. 1 to Schedule 13G amends and restates in its entirety the Schedule 13G initially filed on February 12, 2008 (together with all prior and current amendments thereto, this “Schedule 13G”).

ITEM 1(A).

NAME OF ISSUER

Neutral Tandem, Inc.

ITEM 1(B).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

One South Wacker Drive, Suite 200

Chicago, IL  60606

ITEM 2(A).

NAME OF PERSONS FILING

This Statement is filed by DCM III, L.P., a Delaware limited partnership (“DCMIII”), DCM III-A, L.P., a Delaware limited partnership (“DCMIII-A”), and DCM Affiliates Fund III, L.P., a Delaware limited partnership (“Aff III”), and DCM Investment Management III, L.L.C., a Delaware limited liability company (“GPIII”), and K. David Chao (“Chao”), Dixon R. Doll (“Doll”), and Peter W. Moran (“Moran”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

GPIII, the general partner of DCMIII, DCMIII-A, and Aff III, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by DCMIII, DCMIII-A and Aff III.  Chao, Doll and Moran are managing members of and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by DCMIII, DCMIII-A, and Aff III.

ITEM 2(B).

ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

DCM

2420 Sand Hill Road

Suite 200

Menlo Park, California  94025

ITEM 2(C)

CITIZENSHIP

DCMIII, DCMIII-A, and Aff III are Delaware limited partnerships.  GPIII is a Delaware limited liability company.  Doll and Moran are United States citizens.  Chao is a Japanese citizen.

ITEM 2(D) AND (E).

TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock

CUSIP # 64128B108

ITEM 3.

Not Applicable

ITEM 4.

OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 64128B108	13 G	Page 10 of 14

(a)

Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)

Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)

Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)

Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)

Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  [X]  Yes

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Please see Item 5.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.

CERTIFICATION.

Not applicable

CUSIP NO. 64128B108	13 G	Page 11 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2009

DCM III, L.P.

By:  DCM INVESTMENT MANAGEMENT III, L.L.C.

Its General Partner

By:

/s/ K. David Chao

K. David Chao

Managing Member

DCM III-A, L.P.

By:  DCM INVESTMENT MANAGEMENT III, L.L.C.

Its General Partner

By:

/s/ K. David Chao

K. David Chao

Managing Member

DCM AFFILIATES FUND III, L.P.

By:  DCM INVESTMENT MANAGEMENT III, L.L.C.

Its General Partner

By:

/s/ K. David Chao

K. David Chao

Managing Member

DCM INVESTMENT MANAGEMENT III, L.L.C.

By:

/s/ K. David Chao

K. David Chao

Managing Member

CUSIP NO. 64128B108	13 G	Page 12 of 14

K. DAVID CHAO

By:

/s/ K. David Chao

K. David Chao

DIXON R. DOLL

By:

/s/ Dixon R. Doll

Dixon R. Doll

PETER W. MORAN

By:

/s/ Peter W. Moran

Peter W. Moran

CUSIP NO. 64128B108	13 G	Page 13 of 14

EXHIBIT INDEX

Found on Sequentially Numbered Page
Exhibit
Exhibit A: Agreement of Joint Filing	14

CUSIP NO. 64128B108	13 G	Page 14 of 14

EXHIBIT A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Neutral Tandem, Inc. shall be filed on behalf of each of the Reporting Persons.  Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.